Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE QUARTER ENDED
APRIL 27, 2013

Contact: Kevin Begley, CFO
(973) 467-2200 – Ext. 220
Kevin.Begley@Wakefern.com

Springfield, New Jersey – June 4, 2013 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the third quarter ended April 27, 2013.

Net income was $4,622,000 in the third quarter of fiscal 2013, a decrease of 29% from the third quarter of the prior year. Net income declined primarily due to lower gross profit percentages and higher operating costs as a percentage of sales, partially due to investments in lower prices and enhanced customer service.

Sales were $359,808,000 in the third quarter of fiscal 2013, an increase of 3.7% compared to the third quarter of the prior year. The sales increase is attributable to same store sales, as the Old Bridge, NJ store, acquired on January 29, 2012, is now included in same store sales. Same store sales increased due to higher sales in the two stores in Maryland, higher sales in one remodeled store and modest inflation. Sales continue to be impacted by economic weakness, high gas prices and high unemployment, which have resulted in increased sale item penetration and trading down. The Company expects same store sales in fiscal 2013 to increase from 2.75% to 3.50%.

Gross profit as a percentage of sales decreased to 27.0% in the third quarter of fiscal 2013 compared to 27.4% in the third quarter of the prior year primarily due to decreased departmental gross margin percentages. Gross margins declined in several departments primarily due to investments in lower prices to combat nontraditional competitors. These declines were partially offset by improved product mix, lower promotional spending and lower LIFO charges.

Operating and administrative expense as a percentage of sales increased to 23.4% in the third quarter of fiscal 2013 compared to 22.7% in the third quarter of the prior year primarily due to higher payroll and fringe benefit costs. Payroll costs increased due to efforts to enhance the customer experience and provide additional services including our first Village Food Garden at the remodeled Livingston store and the addition of ShopRite from Home in several stores. Fringe benefits increased primarily due to higher costs for health, pension and worker’s compensation.

Sales were $1,100,134,000 in the nine-month period of fiscal 2013, an increase of 4.5% from the prior year. Sales increased due to the acquisition of the Old Bridge store and a same store sales increase of 3.2%. Same store sales increased due to higher sales as customers prepared for hurricane Sandy, improved sales at the stores that reopened quickly after the storm, higher sales in the two stores in Maryland and modest inflation. Net income was $19,581,000 in the nine-month period of fiscal 2013. Fiscal 2013 includes income from partnership distributions of $840,000 (net of tax), income from the national credit card lawsuit of $693,000 (net of tax) and a charge for the settlement of a landlord dispute of $376,000 (net of tax), while fiscal 2012 includes a favorable settlement of a pension withdrawal liability of $374,000 (net of tax). Excluding these items from both fiscal years, net income in the nine-month period of fiscal 2013 declined 16% compared to the prior year primarily due to lower gross profit percentages and higher operating expenses as a percentage of sales, partially offset by reduced losses in the two Maryland stores compared to the nine-month period of the prior year, which was their initial nine months of operations. Maryland stores sales and operating performance remain lower than expected as we continue to build market share and brand awareness.

At April 27, 2013, Village Super Market operated a chain of 29 supermarkets under the ShopRite name in New Jersey, Maryland and Eastern Pennsylvania.

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions; uninsured losses; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; the success of establishing ShopRite’s presence in the Maryland market; and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in Thousands except Per Share Amounts) (Unaudited)

	13 Weeks Ended	13 Weeks Ended	39 Weeks Ended	39 Weeks Ended
	April 27, 2013	April 28, 2012	April 27, 2013	April 28, 2012

Sales	$359,808	$347,009	$1,100,134	$1,052,384

Cost of sales	262,494	251,761	804,262	764,756

Gross profit	97,314	95,248	295,872	287,628

Operating and administrative expense	84,101	78,660	247,797	232,935

Depreciation and amortization	5,063	4,982	15,005	14,614

Operating income	8,150	11,606	33,070	40,079

Income from partnerships	-	-	1,450	-

Interest expense	(944)	(1,077)	(2,886)	(3,337)

Interest income	704	652	2,068	1,903

Income before income taxes	7,910	11,181	33,702	38,645

Income taxes	3,288	4,638	14,121	16,219

Net income	$4,622	$6,543	$19,581	$22,426

Net income per share:
Class A common stock:
Basic	$0.38	$0.57	$1.68	$1.96
Diluted	$0.33	$0.47	$1.40	$1.63

Class B common stock:
Basic	$0.25	$0.37	$1.01	$1.27
Diluted	$0.25	$0.37	$1.01	$1.26

Gross profit as a % of sales	27.0%	27.4%	26.9%	27.3%

Operating and administrative expense as a % of sales	23.4%	22.7%	22.5%	22.1%